UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Old Line Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

67984M100

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 5 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) ENDEAVOUR CAPITAL ADVISORS INC. 13-3744281
2	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 278,788
	6	Shared Voting Power 0
	7	Sole Dispositive Power 278,788
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 278,788
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented By Amount in Row (9) 4.1%
12	Type of Reporting Person (See Instructions) IA

Page 2 of 5 Pages

Item 1	(a)	Name of Issuer:

Old Line Bancshares, Inc. (the “Issuer”)

1	(b)	Address of the Issuer’s Principal Executive Offices:

1525 Pointer Ridge Place, Bowie, Maryland 20716

Item 2	(a) – (c)	Name, Principal Business Address, and Citizenship of Person Filing:

Endeavour Capital Advisors Inc. 289 Greenwich Avenue, 2nd Floor Greenwich, CT 06830 which is a Delaware corporation.

2	(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

2	(e)	CUSIP Number:

67984M100

Item 3.	Not applicable

Page 3 of 5 Pages

Item 4.	Ownership:

Ownership as of December 31, 2011 is incorporated herein by reference from items (5) – (9) and (11) of the cover page of this Schedule 13G.

The Reporting Person is controlled by Laurence M. Austin and Mitchell J. Katz, who also may be deemed to be the beneficial owners of 278,788 shares, or 4.1%, of the outstanding Common Stock of the Issuer held by accounts managed by the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class:

The Reporting Person is an investment adviser exercising investment discretion on behalf of its clients’ accounts and, as such, may be deemed to have beneficial ownership of the shares held by such clients. One account of the Reporting Person, Endeavour Financial Restoration Fund LP, owns of record less than 5% of the Issuer’s Common Stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 1, 2012	ENDEAVOUR CAPITAL ADVISORS INC.

	By:	/s/ Glenn Hofsess
		Name:	Glenn Hofsess
		Title:	Chief Financial Officer

Page 5 of 5 Pages